UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13-A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

September 8, 2004

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sánchez Fontecilla 310, 3rd Floor, Santiago Chile (562) 686 8900
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

30:	Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Page
1. Recent Developments	3

EXHIBIT 1

Santiago, September 3, 2004

GG #2004/245

Mr.
Alejandro Ferreiro Y.
Superintendent of Securities and Insurances

Dear Sirs:

Ref: Amends letter GG #2004/232.

Dear Sirs:

This letter amends the letter of the reference above, sent to this Superintendence of Securities and Insurance on August 24, 2004, in which we provide notice regarding the interim dividend distribution charged against the net income for the fiscal period ended December 31, 2004. The amount to be paid is US$ 0.00305 per share, as indicated in the form No. 1 attached to letter GG #2004/232, and not US$ 0.0035 per share as inaccurately indicated in such letter.

This communication is sent in accordance to Circular N. 660 of this Superintendence of Securities and Insurance.

Respectfully yours,

Francisco Javier Castro Crichton
Deputy Chief Executive Officer

AES Gener S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
Date:	September 8, 2004	By:	/s/ FRANCISCO CASTRO Francisco Castro Chief Financial Officer

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